CUSIP No. 67090F106	13 G	Page 1 of 5 Pages

OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nuveen Investments, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

67090F106

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

Page 1 of 5 Pages
No Exhibit Index

CUSIP No. 67090F106	13 G	Page 2 of 5 Pages

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John P. Amboian

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

	5.	Sole Voting Power

		1,302,836
Number of	6.	Shared Voting Power
Shares
Beneficially		-0-
Owned by Each	7.	Sole Dispositive Power
Reporting
Person		1,304,400*
With:	8.	Shared Dispositive Power
		-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,304,400*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

*	Total includes an additional 1,564 shares in Mr. Amboian’s 401(k) Pooled Account.

CUSIP No. 67090F106	13G	Page 3 of 5 Pages

Item 1.

(a) Name of Issuer:

     Nuveen Investments, Inc.

(b) Address of Issuer’s Principal Executive Offices:

     333 West Wacker Drive, Chicago, IL 60606

Item 2.

(a) — (c) Name, Principal Business Address and Citizenship of Person Filing:

John P. Amboian c/o Nuveen Investments, Inc. 333 West Wacker Drive Chicago, IL 60606

Citizen of the United States of America

(d) Title of Class of Securities: Class A Common Stock, $0.01 par value

(e) CUSIP Number: 67090F106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) — (j) Not Applicable

This statement is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

(a) Amount beneficially owned: 1,304,400

(b) Percent of class: 6.4%

The percent of class is as of December 31, 2003 and it is based on information provided by Nuveen Investments, Inc.

(c) Number of shares as to which the person has:

CUSIP No. 67090F106	13G	Page 4 of 5 Pages

(i)	Sole power to vote or direct the vote: 1,302,836

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,304,400

(iv)	Shared power to dispose or to direct the disposition of: -0-

Mr. Amboian is the beneficial owner of 1,304,400 shares of Class A Common Stock, $0.01 par value per share, including 1,212,836 shares issuable upon the exercise of stock options that, as of December 31, 2003, were exercisable or would be exercisable within 60 days. Mr. Amboian has sole power to vote or direct the vote or to dispose or direct the disposition with respect to 1,302,836 shares of Class A Common Stock, $0.01 par value per share, beneficially owned by him of which 1,212,836 shares are unissued shares subject to these stock options referenced above, 90,000 shares held directly and 1,564 shares for which Mr. Amboian has the power to dispose or direct the disposition in his 401(k) Pooled Account.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8. Identification and Classification of Members of the Group

     Not Applicable

Item 9. Notice of Dissolution of Group

     Not Applicable

CUSIP No. 67090F106	13G	Page 5 of 5 Pages

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2004

/s/ John P. Amboian John P. Amboian